McLaughlin & Stern, llp

260 Madison Avenue
	New York, New York 10016	Millbrook Office
steven w. schuster	(212) 448–1100	Franklin Avenue
Partner	Fax (212) 448–0066	P.O. Box 1369
Direct Phone: (212) 448-6216		Millbrook, New York 12545
Direct Fax: 1(800) 203-1556		(845) 677–5700
E–Mail: sschuster@mclaughlinstern.com		Fax (845) 677–0097

December 14, 2011

BY MAIL AND EDGAR TRANSMISSION
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 30, 2011, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

1.           We acknowledge your response to comment one. Please tell us when you plan to file your amendment reflecting a revised conclusion of disclosure controls and procedures ineffectiveness at March 31, 2011.

Response to comment 1:

We will file our amendment reflecting a revised conclusion of disclosure controls and procedures ineffectiveness at March 31, 2011 by December 21, 2011.

2.           Please revise your response to the second bullet of comment three to complete it. Your Response indicates that you acquired the patent to achieve two purposes that do not appear to be identified.

Response to the comment 2:

The filing on Edgar inadvertently omitted our response to this comment.  Please see our complete response to the second bullet of comment three as follows:

Pursuant to a Purchase Agreement, executed as of February 28, 2011, we acquired U.S. Patent #6,475,531B from L.Y. Hong Kong Biotech Limited (LYHK), L.Y. Research’s wholly-owned subsidiary incorporated in Hong Kong, China. The patent is for an herbal extract called Pure Ban Lan Gen (“PBLG”).We acquired this patent in order to achieve the following two purposes:

(1)
Drug - This patent will be used for research and development activities for a drug through a clinical study. The clinical study will be conducted in China.  We intend to start the research and development activities of the drug after we obtain   additional financing.  Assuming successful completion of the clinical study, we will then use the patent to get approval for production of the herbal drug from China’s SFDA. Once we get approval from China’s SFDA, we will use the patent to obtain the approval for production of the herbal drug from the United States’ FDA as well.

(2)
Healthcare Product - We also plan to sell the PBLG as a healthcare product directly in China and the United States market. As a healthcare product, sales of PBLG do not need any additional research and development or approval from China’s FDA and the United States’ FDA.

Therefore, we will not use this patent solely in research and development through a  clinical study for the drug PBLG; we also plan to use the patent to sell PBLG as a healthcare product directly in China and the United States.  To that end, we concluded that this patent is an intangible asset which should be capitalized.

3.           Assuming your acquisition of the patent rights qualifies for capitalization, please explain to us why you record the amortization of these rights in general and administrative expenses. In your response to the second bullet of comment three you properly state that ASC 730-10-25- 2c indicates that the amortization of research and development intangible assets is a research and development cost.

Response to the comment 3:

Due to uncertainty about when the research and development activities would begin when the patent was acquired, we accounted for the amortization of the US patent as a general and administrative expense by following the general amortization rule at the beginning of the acquisition.  We have confirmed that we intend to use the patent in a clinical study in the next fiscal year, once we obtain additional financing, and that it has alternative future uses.  We concur that we should charge the amortization expense to research and development costs when the clinical study starts.  We will reclassify the amortization expense from general and administrative expense to research and development cost by that time.

4.           In your response to comment three you indicate that you recorded a liability associated with shares that may be issued in the future due to unique terms in your acquisition agreement. We do not believe that contingent consideration or return/rescission provisions in an asset acquisition are unique. As listing your stock on a quotation system and completing a debt or equity financing are ultimately outside your control, and have yet to happen, provide us your analysis demonstrating why a liability was incurred in the patent acquisition. Please refer to ASC 805-50-30-2.

Response to comment 4:

Per ASC 805-50-30-2, asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Following the above accounting standard, the consideration given for our acquisition of the US patent is in the form of both equity interests issued and liabilities incurred.  However, the liabilities incurred are contingent upon the occurrence of events specified in the both the Purchase Agreement dated February 2011 and the Amended and Restated Purchase Agreement dated August 2011. We summarize our analysis as followed:

(1)
Because our stock price was quoted on the over-the-counter market it was more clearly evident and therefore more reliably measurable than other methods of determining the patent’s value. The consideration for the patent was measured based on the cost, which was based on the fair value of the total consideration given. In our case, this fair value was the value of all of the common stock issued and to be issued.

(2)
In accordance with the amendment to the purchase agreement executed in October 2011, the acquisition of the patent will be canceled if certain conditions subsequent are not achieved.  Therefore, all the common stock issuance, including both the common stock previously issued and the common stock to be issued under the terms of the Amended and Restated Purchase Agreement, as amended, are the consideration for the patent.  The total consideration for the patent includes the equity interest which is the value of the stocks already issued and liabilities incurred, which is the value of the common stock to be issued upon the occurrence of certain events.

However, because the liabilities incurred are dependent on (a) obtaining a quotation for our stock on the OTCQB or OTCBB and (b) completing a debt or equity financing in the amount of a minimum of $20,000,000 or obtaining a listing on NASDAQ or a major foreign stock exchange, the liabilities were contingent liabilities when incurred.  A contingent liability is one that a company may have to pay, but only if a certain future event or events occur.

(3)
The first liability incurred was the obligation to issue 11,063,968 shares of common stock to L.Y. Research Corp. upon the listing of our stock on either the OTCQB or OTCBB  quotation systems.  Although we didn’t expect any contingencies that would prevent us from achieving this goal when the acquisition was made, the quotation had yet to happen at that time.  Therefore, we accounted for the stock to be issued as a contingent liability.

On September 9, 2011, our common stock was successfully quoted on the OCTQB.  Upon the quotation of the Company’s common stock on the OTCQB, L.Y. Research Corp. became entitled to the issuance of another 11,063,968 shares of common stock.  We will issue 11,063,968 shares of common stocks to L.Y. Research Corp. and reduce the corresponding amount of the contingent liability by December 31, 2011.

(4)
The second liability incurred was the obligation to issue 20,125,235 shares of common stocks to L.Y. Research Corp. upon completing a debt or equity financing in the minimum amount of $20,000,000 or obtaining a listing on NASDAQ or a major foreign exchange.  Since the patent was acquired, we have been optimistic about our attractiveness to potential investors. However, we concur with the Commission that the completion of a debt or equity financing or a listing of our stock on NASDAQ or a major foreign exchange is ultimately outside our control.  Therefore, we accounted for the value of the common stock to be issued upon the occurrence of the second contingency as a contingent liability instead of a regular liability.  In this case, if the contingency is met, we will eliminate the contingent liability by issuing the stock in accordance with the agreement.  If the second contingency is not met, the acquisition will be canceled and the contingent liability will be eliminated by returning the patent to L.Y. Research Corp.

Therefore, we believe that the liabilities were incurred but they were contingent.

5.           In your response to comment three you indicate that your shares issued for the acquisition of US Patent No. 6,475,531 B1 are subject to return if you do not list your stock on a quotation system or complete a debt or equity financing. Please address the following comments:

•
Clarify for us whether the patent is required to be returned and you will recover your shares issued if these contingencies are not met or whether the seller of the patent has the option to reclaim its patent and return your shares.

•	Tell us the date by which you must meet the two contingencies in order to avoid the return of the patent and associated shares.

•	Explain to us why you classify the stock issued to acquire this patent in equity and reference for us the authoritative literature you rely upon to support your accounting.

In your response, please tell us why you do not classify it:
o As a liability under ASC 480-10-25-8 as an obligation to repurchase your stock or
o In temporary equity under paragraph 4 of ASC 480-10-S99-3A.

Response to comment 5:

•
Pursuant to the Amendment to the Amended and Restated Purchase Agreement dated October 21, 2011 (the “Amendment”), the patent is required to be returned and the shares previously issued will be cancelled if the contingencies are not met.

•
Pursuant to the Amendment, in order to avoid the return of patent and associated shares, by October 21, 2012, the company must either (i) raise a minimum of $20,000,000 in gross proceeds from a debt or equity financing, or a series of debt and/or equity financings, or (ii) list its common stock on NASDAQ or a major foreign stock exchange.

•
Prior to the Amendment, we classified the stocks issued to acquire this patent as permanent equity, because the initial Purchase Agreement did not provide that, if these contingencies are not met, the patent is required to be returned and stock issued will be recovered. Pursuant to ASC 805-50-25-1, “Assets commonly are acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given in exchange for the assets (or net assets) acquired is in the form of assets surrendered (such as cash), the assets surrendered shall be derecognized at the date of acquisition. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition.”  The consideration given was in the form of equity interest issued. Therefore, we accounted for the issuance of the stock as part of the consideration for the patent and treated the stock as permanent equity in accordance with ASC 805-50-25-1.

However, we agree with the Commission that, after the execution of the Amendment, we need to reclassify the stocks issued to acquire this patent from permanent equity to temporary equity under the paragraph 4 of ASC 480-10-S99-3A.  The reclassification will be made in the Form 10-Q for the period ended December 31, 2011.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly,

/s/ Steven Schuster
Steven Schuster